

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Weijie Ma
Co-President and Acting Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

> **Re:     Leju Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted January 21, 2014**
> **CIK No. 0001596856**

Dear Mr. Ma:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.     Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.     Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover page

4.      Please disclose here that you will be a "controlled company" under the corporate governance rules of the NYSE.  In addition, please include a separate risk factor related to your status as a "controlled company," discussing the risks associated with electing to not comply with certain NYSE corporate governance rules.

Corporate History and Structure, page 4

5.      We note your disclosure regarding your Hong Kong subsidiaries and the contractual arrangements with your VIEs in China and your inclusion of a diagram on page 60. Given your complex corporate structure, please consider including a diagram of your corporate structure in the prospectus summary as well.  Please also include a brief summary of the material terms of your contractual arrangements with your PRC entities.

6.      To provide balance and context, please disclose that the registrant is a holding company and clarify that you conduct substantially all of your business through your PRC subsidiaries and your VIEs.  Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements.  Disclose that, if your VIEs and their shareholders fail to perform their obligations under the contractual agreements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, disclose that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE's financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs.  Lastly, state here, that you rely on dividends and other fees paid to you by your PRC subsidiaries and VIEs.  State the amounts you have collected to date and what you may expect to collect.  Disclose that this does not mean that you are able to have unfettered access to the VIEs' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among other things.  Please make conforming changes to the section Corporate History and Structure.

The Offering, page 7

7.      We note your disclosure that ADS holders will have rights as provided in the deposit agreement.  Please provide a summary of the rights afforded to ADS holders pursuant to the deposit agreement, and identify the key limitations on these rights in the prospectus summary.

Risk Factors, page 12

Our business faces risks associated with the application . . ., page 15

8.      We note your disclosure that your Leju Loan product makes you subject to regulations related to China's financial services sector.  Please describe in more detail, here or elsewhere, the specific regulations that you face due to the Leju Loan product, and state whether you are in compliance with such regulations.

If we fail to obtain or keep licenses, permits, or approvals . . ., page 20

9.      Please revise your disclosure to state the specific licenses and approvals from each PRC authority that your VIEs are required to obtain and maintain relevant to their respective businesses, other than the ICP licenses.  Please clarify if each VIE is up to date on all of the requirements.  With respect to the annual reviews required for the ICP licenses, and any other required license, please disclose the nature of the annual reviews required and whether the relevant government authorities have your full corporate structure available for review at the time of review.  Please disclose whether any government authority has expressed any opinion with respect to your corporate structure in connection with these annual reviews.

10.     We note your disclosure on page 21 that your VIEs may be required to obtain internet publication licenses and internet and network transmission video and audio program licenses.  Please disclose whether your VIEs are applying, or whether they intend to apply for these licenses.

Certain of our leased office premises contain defects . . ., page 24

11.     Please quantify the number of leased properties that contain defects in the leasehold interests.

Our PRC subsidiaries and consolidated VIEs are subject to restrictions . . ., page 36

12.     Please disclose whether you have received any dividend payments or other distributions from your PRC subsidiaries, including your VIEs.  In the event that you have not, disclose your reasonable expectation for future payments and the impact if such payments are not made.

PRC regulation of loans and direct investment by offshore . . ., page 36

13.    We note your disclosure that any loans made by you to your PRC subsidiaries are subject to registrations with relevant governmental authorities in China.  Please tell us whether the amounts of such loans are restricted under PRC laws.  If so, please disclose the restrictions, and the specific impact that such restrictions have on the size of the loans that you may make to your PRC subsidiaries.

14.    Please revise this risk factor to address the impact of PRC regulations governing foreign currency exchange on your ability to make loans or capital contributions.  We note your disclosure on page 112 that SAFE Circular 142 may limit your ability to freely use the net proceeds from this offering to make loans or additional capital contributions to your PRC subsidiaries.

Foreign ownership of the real estate agency . . ., page 39

15.    We note your disclosure that although City Rehouse has not obtained approval from the PRC Ministry of Commerce, each of its subsidiaries has obtained and maintained business licenses, and none of the subsidiaries has received any notice of warning or penalties from the relevant authorities.  Please revise to clarify whether the relevant government authorities had your full corporate structure available for review at the time of review.

16.    We also note your disclosure that City Rehouse and six of its subsidiaries have completed a filing with the local real estate administrative authorities in connection with their real estate agency and brokerage services.  We also note your disclosure that you are in the process of making similar filings for "certain other subsidiaries of City Rehouse."  Please quantify the number of such filings you are in the process of making.  Further, please quantify the number of subsidiaries of City Rehouse for which you have not made a filing with local real estate administrative authorities, and do not intend to make such filing.

We will incur increased costs as a result of being a public company . . ., page 48

17.    We note your disclosure concerning your emerging growth company status.  Please revise your disclosure to describe how and when a company may lose emerging growth company status.

Use of Proceeds, page 52

18.    Please revise your disclosure to include a brief summary of the PRC laws and regulations that restrict your ability to use proceeds from this offering to fund your PRC subsidiaries and to your consolidated VIEs.  In addition, please discuss how proceeds will be used if such PRC laws and regulations prevent you from funding your operations.

Enforceability of Civil Liabilities, page 58

19.    Your disclosure here and under the headings "Regulations, page 106," and "Taxation, page 152," should include discussion of other material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

Corporate History and Structure, page 60

20.    Here or elsewhere, as appropriate, please make clear the category of each of your wholly owned PRC subsidiaries in the Catalogue for the Guidance of Foreign Investment Industries.

Our Relationship with E-House, page 62

21.    We note your disclosure that prior to the completion of the offering you plan to enter into a series of agreements with E-House with respect to various ongoing relationships. Please clarify whether the financial statements of Leju Holdings Limited are indicative of the terms of these agreements. To the extent they are not, please explain to us why you have not included pro forma financial information to reflect the impact of any differences that are factually supportable and will have an ongoing impact. Please clarify or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Critical Accounting Policies, page 76

Variable Interest Entities, page 78

22.    Please enhance your disclosure to include the following additional information as it relates to your variable interest entities:
- Disclose information that allows investors to evaluate the nature of the assets held by, and operations of, entities apart from the consolidated VIEs. Information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIEs.
- Describe how cash is transferred to the PRC subsidiaries and/or VIEs, and conversely, how earnings and cash are transferred from the PRC subsidiaries and/or VIEs to offshore companies.
- Describe restrictions that impact the ability to transfer cash within the corporate structure.
- Disclose the amount of cash held in USD and RMB for the periods presented in the financial statements.

Business, page 95

Websites, page 98

23.     We note your disclosure that you outsource the operation of some local websites to third parties.  Please quantify the number of local websites that you outsource to third parties to operate.  In addition, we note that you intend to use proceeds from this offering to convert outsourced operations to direct operations in select cities.  Please revise your disclosure to identify the cities or markets in which you intend to convert to direct operations.

24.     We also note that you intend to use proceeds from this offering for geographic expansion.  Please identify here, or elsewhere as appropriate, the specific markets or cities in which you intend to expand.  In addition, please clarify whether you intend to operate local websites in these new markets, or whether you intend to outsource to third parties.

Mobile Applications, page 98

25.     Please revise your disclosure to discuss your intellectual property rights with respect to the mobile applications.  Please include a risk factor to the extent that you have not acquired such rights.

Discount Coupons, page 99

26.     Please provide disclosure, tabular or otherwise, as to the expiration dates for the discount coupons that are currently outstanding.

Leju Loan, page 100

27.     Please revise your disclosure to discuss how you earn revenue from your Leju Loan product.

Home Furnishing, page 100

28.     We note your disclosure concerning your agreement with Jing Dong.  Please revise to explain how this agreement enhanced access to your jiaju.com website.

Online Advertising, page 101

29.     We note your disclosure concerning your revenues generated from advertising services.  Please break out these figures to indicate the percentage of revenues that were generated from advertising services provided on SINA websites, Baidu websites, and your local

websites.  We note your disclosure on page 124 regarding your revenues from providing online advertising services to SINA.

Brand Promotion, page 102

30.     Please discuss how members join the Leju Membership Club and if there is a membership fee or any other dues.

Regulation, page 106

31.     Please revise the disclosure in this section to specifically discuss how each regulation affects your operations.  In addition, we note your disclosure on page 106 that this section sets forth a summary of "certain" significant PRC regulations.  Please confirm that this section addresses all material PRC regulations.

32.     Please include discussion of the labor and M&A laws disclosed in your risk factors on pages 22 and 35, as necessary.

Committees of the Board of Directors, page 116

33.     We note that you will establish a compensation committee.  Please revise your disclosure to provide details relating to the compensation committee, including the names of the committee members and a summary of the terms of reference under which the committee will operate.  Refer to Item 6.C.4 of Form 20-F.

Principal and Selling Shareholders, page 121

34.     Please include information on the selling shareholders consistent with Item 4(a) of Form F-1 and  Item 9.D of Form 20-F with your next amendment.

35.     Please identify the natural person(s) with voting and investment power of the shares held by E-House.

Related Party Transactions, page 122

Loans Outstanding, page 122

36.     We note your disclosure that E-House made loans to you in prior years to fund capital injections into your PRC subsidiaries and that such loans were waived pursuant to a release agreement entered into in January 2014. Further, we note that these loans have been recorded as capital contributions on the loan origination date. Please tell us the accounting guidance relied upon to retroactively account for the release agreement.

Contractual Arrangements with Beijing Leju . . ., page 124

37.     We note your disclosure that your contractual arrangements with your VIEs continue indefinitely unless terminated.  Please revise to describe the ways in which these contractual arrangements may be terminated by each party.

38.     Please tell us whether your PRC legal counsel will opine on the legality of your ownership structure under PRC laws and regulations.  In addition, please tell us whether your PRC legal counsel will opine on the validity of your contractual arrangements with your VIEs.  If so, please disclose your counsel's opinion here.

Voting Rights, page 128

39.     We note your disclosure that your post-offering amended and restated memorandum and articles of association will include provisions giving weighted voting rights to specific shareholders.  Please revise your disclosure to discuss these provisions in greater detail.

People's Republic of China Taxation, page 152

40.     We note your disclosure that you do not believe that you meet the conditions of Circular 82.  Please revise your disclosure to specify which provisions you do not believe that you meet.

Financial Statements

General

41.     We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

        a.   How do you evaluate and assess internal control over financial reporting?

             In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

             If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b. How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c. What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP; the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    d. Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

1. Organization and Principal Activities, page F-9

42.    We note your disclosure that the operations of City Rehouse have not been included in the operations of the Group for the entire period. Please clarify for us whether City Rehouse was part of the reorganization transaction, and if so explain to us how you determined it would be appropriate to exclude a portion of City Rehouse's operations from those of the Group.

2. Summary of Principal Accounting Policies, page F-11

(n) Revenue recognition, page F-19

43.    We note the Group's e-commerce revenues are principally generated from selling discount coupons to potential property buyers and that revenue is recognized upon obtaining confirmation letters that prove the use of the coupons and when collectability is reasonably assured. Please clarify for us why revenue is not recognized when the discount coupons are sold. In your response, tell us if revenue is recognized gross or net and if the company considers itself acting as an agent or a principal in these transactions citing all relevant accounting literature within your response.

44.     Please tell us the total amount of revenue generated from e-commerce services from sources other than the sale of discount coupons.  In addition, please tell us why you have not disclosed your revenue recognition policies with respect to these activities.

45.     Please tell us the total amount of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House.  We may have further comment after we review your response.

8.  Income Taxes, page F-32

46.     We note your disclosure that undistributed earnings of $27,102,450 at December 31, 2012 are considered to be indefinitely invested. In your amended filing, please disclose the amount of unrecognized deferred tax liabilities for these earnings or include a statement that determination is not practicable. Reference is made to Topic ASC 740-30.

Item 7.  Recent Sales of Unregistered Securities, page II-1

47.     We note that you have not included the outstanding 120,000,000 ordinary shares held by E-House in this section.  Please confirm for us that you have disclosed all recent sales of unregistered securities as required by Item 701 of Regulation S-K.

Item 8.  Exhibits and Financial Statement Schedules, page II-1

48.     We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

49.     Please tell us why you included the undertakings in paragraphs 3 and 4.  It appears that these undertakings would only apply to an offering under Rule 415 of the Securities Act.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc:     Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom